SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Atlas Financial Holdings, Inc.

(Name of Issuer)

Ordinary Common Shares, par value $0.003 per share

(Title of Class of Securities)

G06207115

(CUSIP Number)

September 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G06207115

1	NAME OF REPORTING PERSON Broadbill Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,810,761 (1)(2)(3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,810,761(1)(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,761(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (1)(2)(3)(4)
14	TYPE OF REPORTING PERSON PN

(1)	Represents 1,810,761 ordinary common shares, par value $0.003 per share (“Ordinary Shares”) of Atlas Financial Holdings, Inc. (the “Issuer”), held by Broadbill Partners II, LP (“Broadbill II LP”).

(2)	Excludes 2,250,000 Ordinary Shares which may be issued in connection with the delayed draws under the Credit Agreement (as defined in Item 6) to Broadbill II LP and other lenders.
(3)	Excludes Ordinary Shares which may be issued by conversion of the borrowed principal under the Credit Agreement (as defined in Item 6), at the option of Broadbill II LP at $0.35 per Ordinary Share.
(4)

The percentage reported in this Schedule 13D is based upon 12,047,334 Ordinary Shares as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 10, 2021 and 2,750,000 Ordinary Shares as reported by the Issuer on its Current Report on Form 8-K as filed with the SEC on September 1, 2021, for a total of 14,797,334 Ordinary Shares.

CUSIP No.	G06207115

1	NAME OF REPORTING PERSON Broadbill Credit Arbitrage LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 221,365 (1)(2)(3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 221,365 (1)(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,365 (1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1%(1)(2)(3)(4)
14	TYPE OF REPORTING PERSON OO

(1)	Represents 221,365 Ordinary Shares of the Issuer, held by Broadbill Credit Arbitrage LLC (“Broadbill Arbitrage”).
(2)	Excludes 2,250,000 Ordinary Shares which may be issued in connection with the delayed draws under the Credit Agreement (as defined in Item 6) to Broadbill Arbitrage and other lenders.
(3)

Excludes Ordinary Shares which may be issued by conversion of the borrowed principal under the Credit Agreement (as defined in Item 6), at the option of Broadbill Arbitrage at $0.35 per Ordinary Share.

(4)

The percentage reported in this Schedule 13D is based upon 12,047,334 Ordinary Shares as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on August 10, 2021 and 2,750,000 Ordinary Shares as reported by the Issuer on its Current Report on Form 8-K as filed with the SEC on September 1, 2021, for a total of 14,797,334 Ordinary Shares.

CUSIP No.	G06207115

1	NAME OF REPORTING PERSON JKJ Special Situations Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 474,124 (1)(2)(3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 474,124 (1)(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 474,124 (1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3%(1)(2)(3)(4)
14	TYPE OF REPORTING PERSON PN

(1)	Represents 474,124 Ordinary Shares of the Issuer, held by JKJ Special Situations Fund LP (“JKJ”).

(2)	Excludes 2,250,000 Ordinary Shares which may be issued in connection with the delayed draws under the Credit Agreement (as defined in Item 6) to JKJ and other lenders.

(3)	Excludes Ordinary Shares which may be issued by conversion of the borrowed principal under the Credit Agreement (as defined in Item 6), at the option of JKJ at $0.35 per Ordinary Share.

(4)

The percentage reported in this Schedule 13D is based upon 12,047,334 Ordinary Shares as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on August 10, 2021 and 2,750,000 Ordinary Shares as reported by the Issuer on its Current Report on Form 8-K as filed with the SEC on September 1, 2021, for a total of 14,797,334 Ordinary Shares.

CUSIP No.	G06207115

1	NAME OF REPORTING PERSON Broadbill Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,506,250(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,506,250(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,506,250(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17%(1)(2)
14	TYPE OF REPORTING PERSON IA; OO

(1)

Represents 2,506,250 Ordinary Shares of the Issuer, held by Broadbill II LP, Broadbill Arbitrage, and JKJ. Broadbill Investment Partners, LLC (“Broadbill Investment”) is the investment manager of Broadbill II LP, Broadbill Arbitrage, and JKJ, and consequently, it may be deemed to share dispositive power and voting power over the Ordinary Shares owned by each such entity. As such, Broadbill Investment may be deemed to share beneficial ownership of the Ordinary Shares held directly by Broadbill II LP, Broadbill Arbitrage, and JKJ.

(2)

The percentage reported in this Schedule 13D is based upon 12,047,334 Ordinary Shares as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on August 10, 2021 and 2,750,000 Ordinary Shares as reported by the Issuer on its Current Report on Form 8-K as filed with the SEC on September 1, 2021, for a total of 14,797,334 Ordinary Shares.

CUSIP No.	G06207115

1	NAME OF REPORTING PERSON Broadbill Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,810,761(1)(2)(3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,810,761(1)(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,761(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%(1)(2)(3)(4)
14	TYPE OF REPORTING PERSON HC

(1)	Represents 1,810,761 Ordinary Shares of the Issuer, held by Broadbill II LP. Broadbill Partners GP, LLC (“Broadbill Partners”) is the general partner of Broadbill II LP and has voting and investment discretion with respect to the securities held by Broadbill II LP. As such, Broadbill Partners may be deemed to share beneficial ownership of the Ordinary Shares held directly by Broadbill II LP. Broadbill Investment is the investment manager of Broadbill II LP, and consequently, it may be deemed to share dispositive power and voting power over the Ordinary Shares owned by Broadbill II LP. As such, Broadbill Investment may be deemed to share beneficial ownership of the Ordinary Shares held directly by Broadbill II LP.

(2)	Excludes 2,250,000 Ordinary Shares which may be issued in connection with the delayed draws under the Credit Agreement (as defined in Item 6) to Broadbill II LP and other lenders.

(3)	Excludes Ordinary Shares which may be issued by conversion of the borrowed principal under the Credit Agreement (as defined in Item 6), at the option of Broadbill II LP at $0.35 per Ordinary Share.

(4)	The percentage reported in this Schedule 13D is based upon 12,047,334 Ordinary Shares as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on August 10, 2021 and 2,750,000 Ordinary Shares as reported by the Issuer on its Current Report on Form 8-K as filed with the SEC on September 1, 2021, for a total of 14,797,334 Ordinary Shares.

CUSIP No.	G06207115

1	NAME OF REPORTING PERSON JKJ Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 474,124(1)(2)(3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 474,124(1)(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 474,124(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3%(1)(2)(3)(4)
14	TYPE OF REPORTING PERSON OO

(1)	Represents 474,124 Ordinary Shares of the Issuer, held by JKJ. JKJ Capital Management LLC (“JKJ Management”) is the general partner of JKJ and has voting and investment discretion with respect to the securities held by JKJ. As such, JKJ Management may be deemed to share beneficial ownership of the Ordinary Shares held directly by JKJ. Broadbill Investment is the investment manager of JKJ, and consequently, it may be deemed to share dispositive power and voting power over the Ordinary Shares owned by JKJ. As such, Broadbill Investment may be deemed to share beneficial ownership of the Ordinary Shares held directly by JKJ.

(2)	Excludes 2,250,000 Ordinary Shares which may be issued in connection with the delayed draws under the Credit Agreement (as defined in Item 6) to JKJ and other lenders.

(3)	Excludes Ordinary Shares which may be issued by conversion of the borrowed principal under the Credit Agreement (as defined in Item 6), at the option of JKJ at $0.35 per Ordinary Share.

(4)	The percentage reported in this Schedule 13D is based upon 12,047,334 Ordinary Shares as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on August 10, 2021 and 2,750,000 Ordinary Shares as reported by the Issuer on its Current Report on Form 8-K as filed with the SEC on September 1, 2021, for a total of 14,797,334 Ordinary Shares.

SCHEDULE 13D

Item 1. Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the ordinary common shares, $0.003 par value per share (the “Ordinary Shares”), of Atlas Financial Holdings, Inc., a Cayman Islands company (the “Company”). The Company reports that its principal executive offices are located at 953 American Lane, 3rd Floor, Schaumburg, Illinois 60173.

Item 2. Identity and Background

a)	This Statement is being jointly filed by Broadbill II L.P., Broadbill Investment, Broadbill Arbitrage, JKJ, Broadbill Partners, and JKJ Management (collectively the “Reporting Persons”) with respect to the Ordinary Shares owned by Broadbill II LP, Broadbill Arbitrage, and JKJ.

b)	The address of the principal business office of each of the Reporting Persons is Broadbill Investment Partners, LLC, 157 Columbus Avenue, 5th Floor, New York, NY 10023.

c)	Each of Broadbill II LP, Broadbill Arbitrage, and JKJ is a private investment fund. The principal business of Broadbill Investment LLC is to serve as the Investment Manager for Broadbill II LP, Broadbill Arbitrage, and JKJ. The principal business of Broadbill Partners is to serve as General Partner of Broadbill II LP. The principal business of JKJ Management is to serve as General Partner for JKJ.

d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors).

e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Each of Broadbill II LP and JKJ is organized as a limited partnership under the laws of the State of Delaware. Each of Broadbill Investment, JKJ Management, and Broadbill Partners is organized as a limited liability company under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

Broadbill II LP purchased 69,050 Ordinary Shares through various open market purchases. Broadbill II LP also acquired 1,741,711 Ordinary Shares reported as a set-up fee for the term loan facility under the Credit Agreement (as defined in Item 6) in consideration for Broadbill II LP extending $1,266,698.45 to the Issuer.

Broadbill Arbitrage purchased 8,750 Ordinary Shares through various open market purchases. Broadbill Arbitrage also acquired 212,615 Ordinary Shares reported as a set-up fee for the term loan facility under the Credit Agreement (as defined in Item 6) in consideration for Broadbill Arbitrage extending $154,629.32 to the Issuer.

JKJ purchased 22,200 Ordinary Shares through various open market purchases. JKJ also acquired 451,924 Ordinary Shares reported as a set-up fee for the term loan facility under the Credit Agreement (as defined in Item 6) in consideration for JKJ extending $ 328,672.23 to the Issuer.

Item 4. Purpose of the Transaction

The information set forth in Item 3 is incorporated by reference herein.

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. Up to an additional 2,250,000 Ordinary Shares may be issued in connection with the delayed draws, under the Credit Agreement (as defined in Item 6) to the Reporting Persons and other lenders. In addition, borrowed principal can be converted at the option of the Reporting Persons at $0.35 per Ordinary Share.

Kurt Lageschulte, a member of both JKJ Management and Investment Partners was appointed to serve as a member of the board of directors of the Issuer.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, Broadbill II LP beneficially owns 1,810,761 Ordinary Shares, representing approximately 12.2% of the Ordinary Shares outstanding; Broadbill Arbitrage beneficially owns 221,365 Ordinary Shares representing approximately 1% of the Ordinary Shares outstanding; JKJ beneficially owns 474,124 Ordinary Shares, representing approximately 3% of the Ordinary Shares outstanding.

The percentage reported in this Schedule 13D is based upon 12,047,334 Ordinary Shares as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on August 10, 2021 and 2,750,000 Ordinary Shares as reported by the Issuer on its Current Report on Form 8-K as filed with the SEC on September 1, 2021, for a total of 14,797,334 Ordinary Shares.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Statement other than the securities actually owned by such person (if any).

Broadbill Partners is the general partner of Broadbill II LP, and as such, it has voting and investment discretion with respect to the securities held by Broadbill II LP. As such, Broadbill Partners may be deemed to share beneficial ownership of the Ordinary Shares held directly by Broadbill II LP.

JKJ Management is the general partner of JKJ, and as such, it has voting and investment discretion with respect to the securities held by JKJ. As such, JKJ Management may be deemed to share beneficial ownership of the Ordinary Shares held directly by JKJ.

The aggregate number and percentage of Ordinary Shares over which each Reporting Person may have dispositive and voting power are as follows:

i.	Broadbill LP shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of 1,810,761 Ordinary Shares with Broadbill Partners. Broadbill Investment is the investment manager of Broadbill LP, and consequently, it may be deemed to share dispositive power and voting power over 1,810,761 Ordinary Shares with Broadbill LP and Broadbill Partners.

ii.	Broadbill Arbitrage shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of 221,365 Ordinary Shares. Broadbill Investment is the investment manager of Broadbill Arbitrage, and consequently, it may be deemed to share dispositive power and voting power over 221,365 Ordinary Shares with Broadbill Arbitrage.

iii.	JKJ shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of 474,124 Ordinary Shares with JKJ Management. Broadbill Investment is the investment manager of JKJ and consequently, it may be deemed to share dispositive power and voting power over 474,124 Ordinary Shares with JKJ and JKJ Management.

(c) The information set forth in Item 3 is incorporated by reference herein. Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Ordinary Shares in the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Ordinary Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Restructuring Support Agreement

On August 31, 2021, the Company entered into a Restructuring Support Agreement (the “RSA”) with Broadbill LP, Broadbill Arbitrage, JKJ, and other holders (collectively the “Supporting Noteholders”) of approximately 48% of the Company’s 6.625% senior unsecured notes due 2022 (the “Notes”) issued pursuant to that certain Indenture dated as of April 26, 2017, as amended and supplemented by the First Supplemental Indenture of even date (the “Indenture”) between the Company and Wilmington Trust, National Association, as trustee (the “Trustee”).

The RSA memorializes the agreed-upon terms for a financial restructuring through an exchange of the Notes on the terms and conditions set forth in the Exchange Term Sheet attached as an exhibit to the RSA (the “Note Exchange”). The RSA contemplates that the Note Exchange will be effectuated through (i) a scheme of arrangement in respect of the Notes pursuant to section 86 of Part IV of the Companies Act (2021 Revision) of the Cayman Islands (the “Scheme”) and (ii) a recognition proceeding with respect to the Scheme pursuant to chapter 15 of title 11 of the United States Code. Under the terms of the RSA, the Note Exchange is expected to be completed by March 1, 2022, resulting in a one-for-one note exchange with a five-year extension of the stated maturity and other agreed modifications.

The description of the RSA is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 1, 2021 and is incorporated by reference herein as Exhibit 10.1.

Credit Agreement

On September 1, 2021, the Issuer and certain of its subsidiaries, as borrowers (collectively, the “Borrowers”), entered into a Convertible Senior Secured Delayed-Draw Credit Agreement (the “Credit Agreement”), agented by Sheridan Road Partners, LLC (in such capacity, the “Agent”), with Broadbill II LP, Broadbill Arbitrage, JKJ, and certain Supporting Noteholders named therein as lenders (the “Lenders”), pursuant to which the Lenders made available to the Borrowers a term loan facility in the aggregate principal amount of $3,000,000 (the “Term Loans”). The Lenders will advance $2 million of the Term Loans shortly after closing (subject to the satisfaction by Borrowers of certain funding conditions), and $1 million under delayed draws of the Term Loans may be accessed by the Borrowers within 18 months of closing, in each case, subject to the terms and conditions set forth in the Credit Agreement. The Borrowers can use the proceeds of the Term Loans for funding the pending exchange of the Notes and for payments of certain agreed upon permitted expenditures. Interest will accrue on the funded Term Loans at 12% per annum and may be paid in cash or in kind; provided, that upon the occurrence and during the continuance of an event of default, the interest rate would be increased to 14% per annum and any such interest must be paid in cash by the Borrowers. The term of the term loan facility is 24 months.

As a set-up fee for the term loan facility, 2,406,250 Ordinary Shares, $0.003 par value per share, of the Company were issued to each of Broadbill II LP, Broadbill Arbitrage, and JKJ upon execution of the agreement, and up to an additional 2,250,000 Ordinary Shares may be issued in connection with the delayed draws, if utilized. In addition, borrowed principal can be converted at any time into Ordinary Shares at the applicable Lender’s discretion at a rate of $0.35 per share, and upon such conversion, interest payable under the Credit Agreement that is deemed to be part of the principal amount of the Term Loans pursuant to the Credit Agreement, if any, may be paid in cash in the Borrowers’ discretion or converted into Ordinary Shares at the same rate as the principal.

Under the Credit Agreement, the Borrowers have the option at any time to prepay the Term Loans in whole or in part subject to the payment of certain yield protection payments. The Lenders have the right to demand prepayment, along with payment of certain yield protection payments, upon the occurrence of an event of default, change of control, sale of certain assets of the Borrowers, a casualty event, eminent domain, or condemnation, in each case, subject to certain negotiated limitations.

The description of the Credit Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 1, 2021 and is incorporated by reference herein as Exhibit 10.2.

Item 7. Materials to be Filed as Exhibits:

10.1	Restructuring Support Agreement, dated August 31, 2021, by and among Atlas Financial Holdings, Inc. and the noteholders named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 1, 2021).

10.2	Convertible Senior Secured Delayed-Draw Credit Agreement, dated September 1, 2021, by and among Atlas Financial Holdings, Inc. and certain subsidiaries, Sheridan Road Partners, LLC, as agent, and the lenders named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 1, 2021).

10.3*	Joint Filing Agreement, dated September 22, 2021 (set forth on the signature page to this Statement and incorporated herein by reference).

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Ordinary Shares of the Company.

Dated: September 22, 2021

broadbill partners ii, LP

By:	Broadbill Partners GP, LLC
Its:	General Partner

By:	/s/ Jeffrey F. Magee, Jr.
Name:	Jeffrey F. Magee, Jr.
Title:	Chief Operating Officer

Broadbill credit arbitrage llc

By:	/s/ Jeffrey F. Magee, Jr.
Name:	Jeffrey F. Magee, Jr.
Title:	Chief Operating Officer

jkj special situations fund, lp

By:	JKJ Capital Management LLC
Its:	General Partner

By:	/s/ Jeffrey F. Magee, Jr.
Name:	Jeffrey F. Magee, Jr
Title:	Chief Operating Officer

Broadbill partners gp, llc

By:	/s/ Jeffrey F. Magee, Jr.
Name:	Jeffrey F. Magee, Jr
Title:	Chief Operating Officer

Broadbill investment partners, llc

By:	/s/ Jeffrey F. Magee, Jr.
Name:	Jeffrey F. Magee, Jr
Title:	Chief Operating Officer

jkj capital MANAGEMENT llc

By:	/s/ Jeffrey F. Magee, Jr.
Name:	Jeffrey F. Magee, Jr
Title:	Chief Operating Officer